Exhibit 99.2

Annual General Meeting of Annual General Meeting of Silence Therapeutics plc Silence Therapeutics plc to be held May 17, 2024 Date: May 17, 2024 See Voting Instruction On Reverse Side. For Holders as of April 4, 2024 Please make your marks like this: x Use pen only ? Ordinary resolutions For Against Abstain . INTERNET TELEPHONE 1. To receive and adopt the accounts for the ?nancial year ended 31 December 2023, together Go www To. proxypush.com/SLN 1-866-858-9527 with the reports of the directors and auditors thereon (the “UK Annual Report”). • Use any touch-tone telephone. provided • Cast your vote online. 2. To approve the directors’ remuneration report for the year ended 31 December 2023 OR • Have your Voting Instruction Form ready. • View Meeting Documents. (excluding the directors’ remuneration policy set out on pages 32 to 52 of the directors’ • Follow the simple recorded instructions. remuneration report) as set out in the UK Annual Report. 3. To approve the directors’ remuneration policy, as set on pages 33 to 45 of the UK Annual envelope MAIL Report, which takes effect immediately after the conclusion of the Annual General Meeting. the 4. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company from the conclusion in • Mark, sign and date your Voting Instruction Form. of the meeting until the conclusion of the next annual general meeting of the Company at • Detach your Voting Instruction Form. which accounts are laid and to authorise the directors to determine their remuneration. OR • Return your Voting Instruction Form in the 5. To re-appoint Dr. Michael Davidson as a director, who is retiring in accordance with Article portion postage-paid envelope provided. 107 of the Company’s articles of association (the “Articles”) and, being eligible, is offering himself for re-appointment. this All votes must be received by no later than 5:00 P.M., Eastern Daylight Time May 9, 2024. 6. That, in accordance with Article 159.13(b) of the Articles, Article 159 of the Articles shall just apply with effect from the conclusion of this Annual General Meeting to the conclusion of the next annual general meeting of the Company. return PROXY TABULATOR FOR and SILENCE THERAPEUTICS PLC P.O. BOX 8016 perforation CARY, NC 27512-9903 the at carefully separate Please ? EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Copyright © 2024 Mediant Communications Inc. All Rights Reserved 24-9827 Silence Therapeutics VIF.indd 1 4/11/2024 10:21:18 AM

Silence Therapeutics plc Instructions to The Bank of New York Mellon, as Depositary (Must be received by no later than 5:00 P.M. Eastern Daylight Time May 9, 2024) The undersigned Owner of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the Deposited Securities represented by such Receipts registered in the name of the undersigned on the books of the Depositary at the close of business on Apirl 4, 2024, in relation to the resolutions to be proposed at the Annual General Meeting of Silence Therapeutics plc which will be held at 221 River Street, 9th Floor, Hoboken, NJ 07030 at 8:00 a.m. EDT on May 17, 2024. Note: Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Deposited Securities other than in accordance with instructions given by Owners and received by the Depositary. The Notice of Meeting and 20-F for Fiscal Year 2023, can be found at: Silence Therapeutics - Investors (silence-therapeutics.com) (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR Silence Therapeutics plc P.O. Box 8016 CARY, NC 27512-9903